Mail Stop 4561

April 30, 2009

Mr. Richard W. Arnold
Chief Operating Officer and Chief Financial Officer
Phoenix Technologies, Ltd.
915 Murphy Ranch Road
Milpitas, CA 95035

> **Re:** **Phoenix Technologies, Ltd.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed November 19, 2008**
> **File No. 000-17111**

Dear Mr. Arnold:

We have reviewed your response letter dated March 27, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 27, 2009.

Form 10-K for the Fiscal Year Ended September 30, 2008

General

1.   We are in receipt of your amended application for confidential treatment dated April 9, 2009 (Internal CF No. 22906) for portions of certain agreements filed as exhibits to your Form 10-K. We will transmit any comments we may have on your amended application under separate cover.

2.   In response to several of our prior comments, you have agreed to provide revised or expanded disclosure in "future filings" generally, in your Form 10-Q for the quarter ended March 31, 2009 (in response to prior comment 2), and in your Form 10-K for the fiscal year ended September 30, 2009 (in response to prior comment 3). In addition, you have indicated that you intend to amend your Form 10-K for the fiscal year ended September 30, 2008 and the Schedule 14A filed on

December 10, 2008 to provide the required disclosures referenced in prior comments 5, 13, and 14. As an amendment would constitute a future filing, please tell us why you have not proposed to include all or a majority of the revised or additional disclosures in the 2008 Form 10-K, which you have indicated you intend to amend.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 if you have any questions regarding our comments. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief